Form 51–102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)
Suite 900 - 510 Seymour Street
Vancouver, British Columbia V6B 1V5

Item 2.	Date of Material Change

September 8, 2018.

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated by Aurora on September 10, 2018 via Canada Newswire and filed on SEDAR under Aurora’s profile on the same date.

Item 4.	Summary of Material Change

On September 8, 2018, Aurora and ICC Labs Inc. (“ICC”) entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Aurora intends to acquire all of the issued and outstanding common shares of ICC (the “ICC Shares”) for $1.95 per ICC Share (payable in common shares of Aurora (the “Aurora Shares”), reflecting an aggregate purchase price of approximately $290 million (the “Transaction”). The Transaction has been unanimously approved by the Board of Directors of ICC (the “ICC Board”) and by the Board of Directors of Aurora.

The Transaction will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Under the terms of the Transaction, each shareholder of ICC (an “ICC Shareholder”) will receive $1.95 per ICC Share, payable in Aurora Shares valued at the volume-weighted average trading price of Aurora Shares on the Toronto Stock Exchange (the “TSX”) during the 20 trading day period ending the second to last trading day on the TSX immediately prior to the Effective Date (as defined in the Arrangement Agreement), being the date the Transaction is completed (the “Aurora Share Price”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On September 8, 2018, ICC and Aurora entered into the Arrangement Agreement pursuant to which Aurora intends to acquire all of the issued and outstanding ICC Shares for $1.95 per ICC Share (payable in Aurora Shares), reflecting an aggregate purchase price of approximately $290 million. The Transaction has been unanimously approved by the Board of Directors of each of ICC and Aurora.

The Transaction will be effected by way of the Arrangement. Under the terms of the Transaction, each ICC Shareholder will receive $1.95 per ICC Share, payable in Aurora Shares valued at the Aurora Share Price.

Pursuant to the terms of the Transaction, based on the volume-weighted average trading price of Aurora Shares on the TSX during the 20 trading day period ending September 7, 2018, an ICC Shareholder would receive 0.2448 Aurora Shares for each ICC Share held, resulting in Aurora issuing approximately 36.2 million Aurora Shares (fully diluted, treasury method) in connection with the Transaction, representing approximately 3.6% of outstanding Aurora Shares after giving effect to the Transaction. The foregoing is for illustrative purposes only: the actual number of Aurora Shares to be received by ICC Shareholders will be determined based on the Aurora Share Price, being the volume-weighted average trading price of Aurora Shares on the TSX during the 20 trading days preceding the date the Transaction is completed (with such 20 day period ending on the second to last TSX trading day immediately preceding the date the Transaction is completed).

The Transaction is subject to the approval of the Supreme Court of British Columbia and the approval of two-thirds of the votes cast by ICC Shareholders at a special meeting to be called of ICC Shareholders to approve the Transaction (the “ICC Special Meeting”).

Union Group International Holdings Limited (“Union Group”) has entered into a support agreement with Aurora to, among other things, vote the ICC Shares owned by it in favour of the Transaction and to otherwise support its completion, subject to the terms and conditions of such support agreement. Union Group holds approximately 29% of the issued and outstanding ICC Shares. All of the directors and senior officers of ICC (who hold in the aggregate approximately 0.4% of the issued and outstanding ICC Shares on a non-diluted basis) have entered into similar support agreements with Aurora pursuant to which they have agreed, among other things, to support the Transaction and vote their ICC Shares in favour of the Transaction.

The Transaction remains subject to certain other closing conditions including the receipt of certain approvals (including certain Uruguayan regulatory approvals and the consent of Aurora’s lenders), and the satisfaction of certain customary closing conditions. Approval by shareholders of Aurora is not required.

The ICC Board has unanimously recommended that ICC Shareholders vote in favour of the resolution to approve the Arrangement, which will be the subject of the ICC Special Meeting expected to be held in the fourth quarter of 2018. The recommendation of the ICC Board is supported by a fairness opinion from each of Canaccord Genuity Corp. and INFOR Financial Inc. to the effect that, as of the date of each opinion, and subject to the assumptions, limitations and qualifications on which each such opinion is based, the consideration to be received by ICC Shareholders pursuant to the Transaction is fair, from a financial point of view, to such shareholders.

The Arrangement Agreement provides for, among other things, the ICC Board being able to consider a superior proposal in certain circumstances and a right in favour of Aurora to match any superior proposal. The Arrangement Agreement also provides for the payment by ICC of a termination fee of $9,500,000 in favour of Aurora in certain circumstances and reimbursement of Aurora’s expenses up to $750,000 in certain circumstances. In addition, the Arrangement Agreement provides that, under certain circumstances, where the Transaction is not completed because of the failure of Aurora to obtain certain consents, Aurora would be required to (i) reimburse ICC’s expenses up to $750,000, and (ii) pay a reverse break fee to ICC in the amount of $1,250,000.

It is currently expected that, subject to receipt of all regulatory, court, shareholder and other approvals, and the satisfaction or waiver of all conditions, the Transaction will be completed in the fourth quarter of 2018.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Terry Booth, Chief Executive Officer
Telephone: (604) 362-5207

Item 9.	Date of Report

September 18, 2018

Caution Concerning Forward-Looking Statements

This material change report includes statements containing certain “forward-looking information” within the meaning of applicable securities law (forward-looking statements). Forward-looking statements are frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements in this material change report include, but are not limited to statements with respect to the anticipated timing of the ICC Special Meeting and the closing of the Transaction, the anticipated consideration to be received by ICC Shareholders and the satisfaction of closing conditions including: (i) required ICC Shareholder approval; (ii) necessary court approval in connection with the Arrangement; (iii) certain termination rights available to the parties under the Arrangement Agreement; (iv) the parties obtaining all requisite Uruguayan regulatory approvals; (v) Aurora obtaining the necessary consent from its lenders; and (v) other customary closing conditions.

Implicit in the forward-looking statements referred to above are assumptions regarding, among other things: the expected time required to prepare and mail shareholder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary ICC Shareholder approval and regulatory, court, stock exchange and other third party approvals; the ability of the parties to satisfy, in a timely manner, the conditions to the closing of the Arrangement; and other expectations and assumptions concerning the Arrangement. The anticipated timing provided herein in connection with the Arrangement may change for a number of reasons, including unforeseen delays in preparing materials for the ICC Special Meeting; the inability to secure necessary ICC Shareholder approval and regulatory, court, stock exchange or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions necessary to complete the Arrangement.

Forward-looking statements are based on the opinions and estimates of management of Aurora at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements, including, without limitation, a change in the volume-weighted average trading price of the Aurora Shares from the date hereof to the Effective Date; the potential risk that the Transaction will not be approved by the ICC Shareholders; failure to, in a timely manner, or at all, obtain the required regulatory approvals, stock exchange and court approvals for the Arrangement or any transaction ancillary thereto; failure of the parties to otherwise satisfy the conditions to complete the Arrangement; the possibility that the ICC Board could receive an acquisition proposal and approve a superior proposal; the effect of the announcement of the Arrangement on ICC’s and Aurora’s respective strategic relationships, operating results and business generally; significant transaction costs or unknown liabilities; the risk of litigation or adverse actions or awards that would prevent or hinder the completion of the Arrangement; failure to realize the expected benefits of the Arrangement; compliance with all applicable laws and other customary risks associated with transactions of this nature; and general economic conditions. Readers are cautioned that the foregoing list is not exhaustive. Forward-looking statements should be considered carefully and undue reliance should not be placed on them.

Management of Aurora provides forward-looking statements because it believes they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this material change report are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Aurora. In particular, there can be no assurance that the Transaction will be completed. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

These forward-looking statements are made as of the date of this material change report and Aurora assumes no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as expressly required by applicable law.